Exhibit 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2014	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$437	$649	$519	$500	$445	$419
Fixed charges	135	389	414	415	418	405
Distributed income of equity investees	56	97	90	88	88	91
Deduct:
Interest capitalized	3	38	19	8	5	10

Total earnings (as defined for the Fixed Charges calculation)	$625	$1,097	$1,004	$995	$946	$905

Fixed charges:
Interest on debt, including capitalized portions	$132	$383	$407	$408	$411	$398
Estimate of interest within rental expense	3	6	7	7	7	7

Total fixed charges	$135	$389	$414	$415	$418	$405

Ratio of earnings to fixed charges	4.6	2.8	2.4	2.4	2.3	2.2

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and the representative interest portion of operating leases.